  Exhibit 99.3

Intellipharmaceutics Announces 2016 Year End Results

Toronto, Ontario February 10, 2017 – Intellipharmaceutics International Inc. (NASDAQ:IPCI) (TSX:I) (“Intellipharmaceutics” or the “Company”), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today reported the results of operations for the year ended November 30, 2016. All dollar amounts referenced herein are in United States dollars unless otherwise noted.

Fiscal 2016 Key Strategic Highlights

For the fiscal year-ended November 30, 2016 the Company:

●
Announced that RexistaTM is bioequivalent to Oxycontin®, and has no food effect
●
Secured tentative approval for generic Seroquel XR®. Launch planned for first half of 2017
●
Announced partnership agreement with Mallinckrodt with respect to:
●
generic Seroquel XR®
●
generic Pristiq®
●
generic Lamictal® XRTM
●
Filed NDA for RexistaTM
●
Strengthened its cash position and overall financial viability

Dr. Isa Odidi, Chairman and CEO, stated, “In 2016 we laid some critical groundwork for the Company, which culminated in a major partnership announcement with Mallinckrodt and the filing of an NDA for Rexista™. This momentum continues into our first quarter of 2017 with the reporting of three key developments: the issuance of patents for our PODRAS™ overdose prevention technology by the U.S. and Canadian patent offices, the launch of two additional generic Focalin XR® strengths with first filer rights by our partner Par, and the FDA acceptance of our Rexista™ NDA application granting us a PDUFA date of September 25, 2017. I am confident that 2017 will be a transformative year for Intellipharmaceutics as we expect a significant increase in revenues due to the additional generic Focalin XR® strengths, the anticipated revenues from the launch of generic Seroquel XR® on expiry of the first filers’ exclusivity period and continued progress in our RexistaTM NDA candidate.”

Corporate Developments

●
In February 2017, the U.S. Food and Drug Administration (“FDA”) accepted for filing the Company’s previously-announced 505(b)(2) New Drug Application (“NDA”) seeking authorization to market its RexistaTM (abuse-deterrent oxycodone hydrochloride extended release tablets) in the 10 mg, 15 mg, 20 mg, 30 mg, 40 mg, 60 mg and 80 mg strengths.  The FDA has determined that the Company’s application is sufficiently complete to permit a substantive review, and has set a target action date under the Prescription Drug User Fee Act (“PDUFA”) of September 25, 2017. The submission is supported by pivotal pharmacokinetic studies that demonstrated that RexistaTM is bioequivalent to OxyContin® (oxycodone hydrochloride extended release). The submission also includes abuse-deterrent studies conducted to support abuse-deterrent label claims related to abuse of the drug by various pathways, including oral, intra-nasal and intravenous, having reference to the FDA's "Abuse-Deterrent Opioids — Evaluation and Labelling" guidance published in April 2015.

●
In January 2017, the Company’s U.S. marketing partner, Par Pharmaceutical Inc. (“Par”), launched the 25 and 35 mg strengths of its generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules in the U.S., complementing the 15 and 30 mg strengths of the Company’s generic Focalin XR® currently marketed by Par.  The FDA recently granted final approval to Par’s Abbreviated New Drug Application (“ANDA”) for its generic Focalin XR® capsules in the 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths. We expect sales of the 25 and 35 mg strengths to significantly improve our revenues in 2017. As the first filer of an ANDA for generic Focalin XR® in the 25 and 35 mg strengths, Par has 180 days of U.S. generic marketing exclusivity for these strengths. We believe Par is preparing to launch all the remaining strengths in the first half of 2017.

●
In December 2016, U.S. Patent No. 9,522,119 and Canadian Patent No. 2,910,865 were issued by the U.S. Patent and Trademark Office and the Canadian Intellectual Property Office in respect of “Compositions and Methods for Reducing Overdose”.  The issued patents cover aspects of the Company’s Paradoxical OverDose Resistance Activating System ("PODRAS™") delivery technology, which is designed to prevent overdose when more pills than prescribed are swallowed intact. Preclinical studies of prototypes of oxycodone with PODRASTM technology suggest that, unlike other third-party abuse-deterrent oxycodone products in the marketplace, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected. The issuance of these patents provides the Company the opportunity to accelerate its PODRAS™ development plan by pursuing proof of concept studies in humans. The Company intends to incorporate this technology in an alternate RexistaTM product candidate.

●
In October 2016, the Company entered into a license and commercial supply agreement with Mallinckrodt LLC ("Mallinckrodt"), granting Mallinckrodt an exclusive license to market, sell and distribute in the U.S. the following extended release drug product candidates (the "licensed products") for which the Company has ANDAs filed with the FDA (the “Mallinckrodt agreement”):

■
Quetiapine fumarate extended-release tablets (generic Seroquel XR®) – ANDA Tentatively Approved by FDA
■
Desvenlafaxine extended-release tablets (generic Pristiq®) – ANDA Under FDA Review
■
Lamotrigine extended-release tablets (generic Lamictal® XR™) – ANDA Under FDA Review

Under the terms of this 10-year agreement, the Company received a non-refundable upfront payment of $3 million. The agreement also provides for a long-term profit sharing arrangement (which includes up to $11 million in cost recovery payments to the Company). The Company has agreed to manufacture and supply the licensed products exclusively for Mallinckrodt on a cost plus basis.

●
In October 2016, the Company received tentative approval from the FDA for its ANDA for quetiapine fumarate extended-release tablets (“generic Seroquel XR®”) in the 50, 150, 200, 300 and 400 mg strengths. The Company was permitted to launch its generic versions of the 50, 150, 200, 300 and 400 mg strengths of generic Seroquel XR®, on November 1, 2016, subject to FDA final approval of the Company's ANDA for those strengths. Such FDA final approval is subject to a 180 day exclusivity period relating to a prior filer or filers of a generic equivalent of the branded product. The first filer rights are shared by Par and Accord Healthcare (“Accord”). The Company believes that in early November 2016, Par launched the 50, 100, 200, and 300 mg strengths, and Accord launched the 400 mg strength. The Company and its marketing and distribution partner for generic Seroquel XR® in the U.S., Mallinckrodt, are working diligently towards a launch of all such strengths upon final FDA approval.

●
In July 2016, the FDA completed its review of our previously requested waiver of the NDA user fee related to our RexistaTM NDA product candidate. The FDA, under the small business waiver provision section 736(d)(1)(D) of the Federal Food, Drug, and Cosmetics Act, granted the Company a waiver of the $1,187,100 application fee for RexistaTM.

●
In July 2016, the Company announced the results of a food effect study conducted on its behalf for RexistaTM.  The study showed that RexistaTM can be administered with or without a meal (i.e., no food effect).  RexistaTM met the bioequivalence criteria (90% confidence interval of 80% to 125%) for all matrices, involving maximum plasma concentration and area under the curve (i.e., Cmax ratio of RexistaTM taken under fasted conditions to fed conditions, and AUC metrics taken under fasted conditions to fed conditions). The Company believes that RexistaTM is well differentiated from currently marketed oral oxycodone extended release products.

●
In June 2016, the Company completed an underwritten public offering of 3,229,814 units of common shares and warrants, at a price of $1.61 per unit. The warrants are currently exercisable, have a term of five years and an exercise price of $1.93 per common share. The Company issued at the initial closing of the offering an aggregate of 3,229,814 common shares and warrants to purchase an additional 1,614,907 common shares. The underwriter also purchased at such closing additional warrants to acquire 242,236 common shares pursuant to the over-allotment option exercised in part by the underwriter. The Company subsequently sold an aggregate of 459,456 additional common shares at the public offering price of $1.61 per share in connection with subsequent partial exercises of the underwriter’s over-allotment option. The closings of these partial exercises brought the total net proceeds from the offering to approximately $5.1 million, after deducting the underwriter’s discount and offering expenses.

●
In February 2016, the Company announced that the FDA granted final approval of its ANDA for levetiracetam extended release tablets for the 500 and 750 mg strengths. The Company’s approved product is the generic equivalent of the branded product Keppra XR®. Keppra XR®, and the drug active levetiracetam, are indicated for use in the treatment of partial onset seizures associated with epilepsy. The Company is actively exploring the best approach to commercialize the product.

●
In January 2016, the Company announced that pivotal bioequivalence trials of the Company’s RexistaTM, dosed under fasted and fed conditions, had demonstrated bioequivalence to Oxycontin® (oxycodone hydrochloride) extended release tablets. The study design was based on FDA recommendations and compared the lowest and highest strengths of exhibit batches of the Company’s RexistaTM to the same strengths of Oxycontin®. The results show that the ratios of the pharmacokinetic metrics, Cmax, AUC0-t and AUC0-f for RexistaTM vs. Oxycontin®, are within the interval of 80% - 125% required by the FDA with a confidence level exceeding 90%.

The Company is unable to state or estimate an actual launch date of any or all remaining strengths of Par’s generic Focalin XR®. In addition, there can be no assurance as to when or if any of the above-mentioned licensed products will receive final FDA approval or that, if so approved, the licensed products will be successfully commercialized and produce significant revenues for us. Also, there can be no assurance that we will not be required to conduct further studies for RexistaTM, that the FDA will ultimately approve the NDA for the sale of RexistaTM in the U.S. market, or that it will ever be successfully commercialized, that our approved generic of Keppra XR® will be successfully commercialized, that we will be successful in submitting any additional ANDAs, Abbreviated New Drug Submissions (“ANDSs”) or NDAs with the FDA or similar applications with Health Canada, that the FDA or Health Canada will approve any of our current or future product candidates for sale in the U.S. market and Canadian market, or that they will ever be successfully commercialized and produce significant revenue for us.

Full Year Financial Results

The Company recorded revenues of $2.2 million for the year ended November 30, 2016 versus $4.1 million for the year ended November 30, 2015. For the year ended November 30, 2016, we recognized licensing revenue of $2.2 million from commercial sales of 15 and 30 mg strengths of generic Focalin XR® capsules under the Par agreement. The decrease in revenues is primarily due to increased competition and a softening of pricing conditions for our generic Focalin XR® capsules. A fifth generic competitor entered the market in the second half of 2015, resulting in increased price competition and lower market share. Based on the most recent two month trend, our market share for the 15 and 30 mg strengths is approximately 30% for the combined strengths. In addition, during the year ended November 30, 2016, the Company received a non-refundable up-front payment of $3.0 million from Mallinckrodt pursuant to the Mallinckrodt agreement, of which $37,500 was recognized as revenue, with the balance to be deferred and recognized as revenue over the expected 10 year term of the contract.

The Company recorded net loss for the year ended November 30, 2016 of $10.1 million or $0.38 per common share, compared with a net loss of $7.4 million or $0.31 per common share for the year ended November 30, 2015. In the year ended November 30, 2016, the higher net loss is primarily attributed to lower licensing revenues from commercial sales of generic Focalin XR® for 2016. To a lesser extent, the higher loss for the 2016 period was due to the accrual of management bonuses and additional compensation costs related to vested performance options as a result of the FDA approval of generic Keppra XR® and the Company’s shareholders approving an extension of the expiry date of the performance based stock options. In the year ended November 30, 2015, the net loss is attributed to the ongoing R&D and selling, general and administrative expense, partially offset by licensing revenue.

Research and development (“R&D”) expenditures in the year ended November 30, 2016 were $8.2 million compared to $7.3 million in the year ended November 30, 2015. The increase is primarily due to higher stock option compensation expense as a result of certain performance based stock options vesting upon FDA approval of generic Keppra XR®, and additional compensation costs related to vested performance options as a result of the Company’s shareholders approving a two year extension of the expiry date of the performance-based options from September 2016 to September 2018, partially offset by lower spending for ongoing R&D work.

Selling, general and administrative expenses were $3.5 million for the year ended November 30, 2016 in comparison to $3.6 million for the year ended November 30, 2015. The decrease is due to a decrease in administrative costs and marketing costs, offset by an expense for management bonuses. There were no management bonuses paid in the prior year.

The Company had cash of $4.1 million as at November 30, 2016 compared to $1.8 million as at November 30, 2015 and compared to $4.2 million as at November 30, 2014. The increase in cash during the year ended November 30, 2016 was mainly a result of an increase in cash flows provided from financing activities which were mainly from the Company’s underwritten public offering and common share sales under the Company’s at-the-market offering program, and the receipt of a non-refundable upfront payment of $3.0 million under the Mallinckrodt agreement, partially offset by lower cash receipts relating to commercialized sales of our generic Focalin XR® and a reduction in accounts payable and accrued liabilities.

As of February 9, 2017, our cash balance was $2.9 million. We currently expect to satisfy our operating cash requirements until June 2017 from cash on hand. The Company may need to obtain additional funding prior to that time as we pursue the development of our product candidates and if we accelerate our product commercialization activities. If necessary, we expect to utilize our at-the-market offering program to bridge any funding shortfall in the first and second quarters of 2017. In the second half of fiscal 2017, the Company expects revenues to improve as it prepares for the launch of its tentatively approved generic Seroquel XR® (quetiapine fumarate extended release tablet) on the expiry of Par’s and Accord’s first filer exclusivity periods in May 2017, although there can be no assurance as to when or if any launch will occur, or if generic Seroquel XR® will be successfully commercialized.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company’s patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, Intellipharmaceutics has developed several drug delivery systems and a pipeline of products (some of which have received FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA (and one Abbreviated New Drug Submission filed with Health Canada) in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes and pain.

Intellipharmaceutics also has NDA 505(b)(2) specialty drug product candidates in its development pipeline. These include RexistaTM (abuse deterrent oxycodone hydrochloride extended release tablets), based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ XR (pregabalin extended-release capsules). Our current development effort is increasingly directed towards improved difficult-to-develop controlled-release drugs which follow an NDA 505(b)(2) regulatory pathway. The Company has increased its research and development emphasis towards new product development, facilitated by the 505(b)(2) regulatory pathway, by advancing the product development program for both RexistaTM and Regabatin™. The 505(b)(2) pathway (which relies in part upon the approving agency’s findings for a previously approved drug) both accelerates development timelines and reduces costs in comparison to NDAs for new chemical entities. An advantage of our strategy for development of NDA 505(b)(2) drugs is that our product candidates can, if approved for sale by the FDA, potentially enjoy an exclusivity period which may provide for greater commercial opportunity relative to the generic ANDA route.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs, and market penetration. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “plans to,” “anticipates,” “believes,” “estimates,” “predicts,” “confident”, “potential,” “continue,” “intends,” “could,” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing and the expected use of any proceeds from any offering of our securities, our ability to maintain compliance with the continued listing requirements of the principal markets on which our securities are traded, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates and the difficulty in predicting the timing and results of any product launches, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others, our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates, the scope of protection provided by intellectual property for our drug delivery technologies, products and product candidates, the actual size of the potential markets for any of our products and product candidates compared to our market estimates, our selection and licensing of products and product candidates, our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, delays that may be caused by changing regulatory requirements, the difficulty in predicting the timing of regulatory approval and launch of competitive products, the difficulty in predicting the impact of competitive products on volume, pricing, rebates and other allowances, the inability to forecast wholesaler demand and/or wholesaler buying patterns, the seasonal fluctuation in the numbers of prescriptions written for our Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules which may produce substantial fluctuations in revenues, the timing and amount of insurance reimbursement for our products, changes in laws and regulations affecting the conditions required by the FDA for approval and labelling of drugs including abuse or overdose deterrent properties, and changes affecting how opioids are regulated and prescribed by physicians, changes in the laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third party sourced products and materials, challenges related to the development, commercialization, technology transfer, scale-up, and/or process validation of manufacturing processes for our product candidates, the manufacturing capacity of third-party manufacturers that we may use for our products, the successful compliance with FDA, Health Canada and other governmental regulations applicable to the Company and its third party manufacturers' facilities, products and/or businesses, difficulties, delays or changes in the FDA approval process or test criteria for ANDAs and NDAs, challenges in securing final FDA approval for our product candidates including, RexistaTM in particular, if a patent infringement suit is filed against us, which could delay the FDA’s final approval of such product candidates, the FDA may not approve product labelling for our product candidate(s) having abuse-deterrent properties, risks associated with cyber-security and the potential for vulnerability of the digital information of the Company or a current and/or future drug development or commercialization partner of the Company and risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners. Additional risks and uncertainties relating to the Company and our business can be found in the “Risk Factors” section of our latest annual information form, our latest Form 20-F, and our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Trademarks used herein are the property of their respective holders.

Nothing contained in this document should be construed to imply that the results discussed herein will necessarily continue or that any conclusion reached herein will necessarily be indicative of actual operating results of the Company.

The audited consolidated financial statements, accompanying notes to the audited consolidated financial statements, and Management Discussion and Analysis for the year ended November 30, 2016 will be accessible on Intellipharmaceutics’ website at www.intellipharmaceutics.com and will be available on SEDAR and EDGAR.

Summary financial tables are provided below.

Intellipharmaceutics International Inc.
Consolidated balance sheets
As at November 30, 2016 and 2015
(Stated in U.S. dollars)

	2016	2015

	$	$
Assets
Current
Cash	4,144,424	1,755,196
Accounts receivable, net	472,474	478,674
Investment tax credits	681,136	458,021
Prepaid expenses, sundry and other assets	400,642	229,225
	5,698,676	2,921,116

Deferred offering costs	386,375	543,745
Property and equipment, net	1,889,638	1,759,438
	7,974,689	5,224,299

Liabilities
Current
Accounts payable	807,295	3,027,974
Accrued liabilities	384,886	454,290
Employee costs payable	1,044,151	175,172
Current portion of capital lease obligations	14,829	20,460
Convertible debenture	1,494,764	1,518,429
Deferred revenue	450,000	-
	4,195,925	5,196,325

Capital lease obligations	-	15,660
Deferred revenue	2,662,500	150,000
	6,858,425	5,361,985

Shareholders' equity (deficiency)
Capital stock
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
29,789,992 common shares	29,830,791	21,481,242
(2015 - 24,244,050)
Additional paid-in capital	34,017,071	30,969,093
Accumulated other comprehensive income	284,421	284,421
Accumulated deficit	(63,016,019)	(52,872,442)
	1,116,264	(137,686)

	7,974,689	5,224,299

Intellipharmaceutics International Inc.
Consolidated statements of operations and comprehensive loss for the years ended November 30, 2016, 2015 and 2014

(Stated in U.S. dollars)

	2016	2015	2014
	$	$	$

Revenues
Licensing	2,209,502	4,093,781	8,415,540
Milestone	-	-	354,153
Up-front fees	37,500	-	-
	2,247,002	4,093,781	8,769,693

Expenses
Research and development	8,166,736	7,247,473	8,020,201
Selling, general and administrative	3,546,132	3,581,913	3,900,803
Depreciation	385,210	377,849	381,385
	12,098,078	11,207,235	12,302,389

Loss from operations	(9,851,076)	(7,113,454)	(3,532,696)

Net foreign exchange gain (loss)	(22,470)	46,211	10,896
Interest income	207	1,507	4,898
Interest expense	(270,238)	(256,629)	(339,451)
Extinguishment loss	-	(114,023)	-
Net loss and comprehensive loss	(10,143,577)	(7,436,388)	(3,856,353)

Loss per common share, basic and diluted	(0.38)	(0.31)	(0.17)

Weighted average number of common
shares outstanding, basic and diluted	26,699,579	23,767,677	23,050,618

Intellipharmaceutics International Inc.
Consolidated statements of cash flows
for the years ended November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)
	2016	2015	2014
	$	$	$

Net loss	(10,143,577)	(7,436,388)	(3,856,353)
Items not affecting cash
Depreciation	385,210	377,849	381,385
Stock-based compensation	2,261,444	417,818	1,748,607
Deferred share units	31,628	29,056	20,807
Accreted interest	79,245	27,103	127,261
Loss on extinguishment	-	114,023	-
Unrealized foreign exchange loss (gain)	22,916	(81,063)	3,057

Change in non-cash operating assets & liabilities
Accounts receivable	6,200	532,459	464,611
Investment tax credits	(223,115)	(133,035)	(145,436)
Prepaid expenses, sundry and other assets	(171,417)	185,438	(102,130)
Accounts payable and accrued liabilities	(1,466,019)	2,034,576	(356,722)
Deferred revenue	2,962,500	150,000	-
Cash flows used in operating activities	(6,254,985)	(3,782,164)	(1,714,913)

Financing activities
Repayment of related party loans	-	-	(739,208)
Repayment of capital lease obligations	(21,291)	(27,489)	(53,557)
Issuance of shares on exercise of stock options	52,868	167,962	116,984
Issuance of common shares on at-the-market financing, gross	3,469,449	1,290,168	6,571,673
Proceeds from issuance of shares and warrants (Note 10)	5,939,967	-	-
Proceeds from issuance of shares on exercise of warrants (Note 14)	700,653	562,500	781,220
Offering costs (Note 10)	(982,023)	(259,276)	(719,837)
Cash flows provided from financing activities	9,159,623	1,733,865	5,957,275

Investing activity
Purchase of property and equipment	(515,410)	(430,480)	(768,973)
Cash flows used in investing activities	(515,410)	(430,480)	(768,973)

Increase (decrease) in cash	2,389,228	(2,478,779)	3,473,389
Cash, beginning of year	1,755,196	4,233,975	760,586

Cash, end of year	4,144,424	1,755,196	4,233,975

Supplemental cash flow information
Interest paid	165,585	179,878	213,637
Taxes paid	-	-	-

Company Contact: Intellipharmaceutics International Inc. Domenic Della Penna Chief Financial Officer 416-798-3001 ext. 106 investors@intellipharmaceutics.com
Investor Contact: ProActive Capital Kirin Smith 646-863-6519 ksmith@proactivecapital.com